Exhibit 99.2

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island

January 11, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of Skeena Resources Limited

We have read the Notice of Skeena Resources Limited dated January 11, 2022 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants
Vancouver, Canada